FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY APPOINTS LEADERSHIP FOR GLOBAL SALES	2.

Document 1

  NEWS RELEASE

                                                                                                                                                                                                                                                                                                                                            January 13, 2014

 FOR IMMEDIATE RELEASE

BLACKBERRY APPOINTS LEADERSHIP FOR GLOBAL SALES

Waterloo, ON – BlackBerry® Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced that Eric Johnson will join the Company as President, Global Sales reporting to BlackBerry’s Executive Chair and CEO, John Chen.

“I am pleased to round out BlackBerry’s new executive leadership team with another outstanding addition today.  I have worked with Eric extensively and have tremendous respect for his sales expertise and customer centric approach to business,” said Chen.  “The experience that the majority of the new leadership team has in working together previously will drive change within the organization at a faster pace.  I look forward to demonstrating these changes to the market.”

Eric Johnson most recently served as Senior Vice President and General Manager for SAP’s Global Database and Technology.  Prior to that, Eric was Senior Vice President and General Manager of Platform and Analytics Sales for North America, also at SAP.  In the years preceding, Eric served in several capacities at Sybase, including Senior Vice President and General Manager for North America, Senior Vice President and General Manager Europe, Middle East and Africa, and Senior Vice President and General Manager for Financial Services, where he managed both direct and indirect sales including field sales, professional services and customer services. Eric holds a Bachelor’s degree in Political Science from the University of Wisconsin-Madison.

About BlackBerry

A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America.  The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@blackberry.com

Media Relations Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 13, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer